Exhibit 99.1

China Yuchai International Announces Resignation of COO

Singapore, Singapore – May 11, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that as a result of ongoing personal civil litigation with his former employer, Mr. Tan Wan Hong has voluntarily tendered his resignation as Chief Operating Officer of the Company effective today. The Board of Directors has, after careful deliberation, agreed to accept Mr. Tan’s resignation. With his resignation, Mr. Tan will also be relinquishing all his other directorships at the Company’s subsidiaries.

As a result of Mr. Tan’s resignation, the Board is currently considering new appointments to strengthen the senior management team and the relevant announcement will be made in due course.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com